EXHIBIT 8.1

	Jurisdiction of Incorporation	Name under which they do business
Name
Administración Portuaria Integral de Acapulco S.A. de C.V. (Ports)	Mexico	API Acapulco
Autotransportación y Distribución Logística, S.A. de C.V.(Logistics)	Mexico	ATL
Transportación Marítima Mexicana, S.A. de C.V. (Product and Parcel Tankers, Offshore vessels and harbor tugboat operations)	Mexico	TMM
Terminal Marítima de Tuxpan, S.A. de C.V. (Ports)	Mexico	TMT
Operadora Portuaria de Tuxpan, S.A. de C.V. (Ports)	Mexico	OPT
TMM Logistics, S.A. de C.V. (Logistics)	Mexico	TMML
TMM Agencias, S.A. de C.V. (Shipping agencies)	Mexico	TMM AGENCIAS
TMM División Marítima, S. A. de C. V. (Offshore vessels)	Mexico	TMMDM
TMM Parcel Tankers, S. A. de C. V. (Tankers vessels)	Mexico	TMMPT
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing) Presented under discontinued operations	Mexico	ADEMSA
Inmobiliaria Dos Naciones, S. R. L. de C. V. (Shipyard)	Mexico	IDN